EXECUTION COPY

SAN ANTONIO VENTURES INC.

- and –

COMPUTERSHARE TRUST COMPANY OF CANADA

FIRST SUPPLEMENTAL SUBSCRIPTION RECEIPT AGREEMENT

Dated as of September 3, 2014

TABLE OF CONTENTS

	ARTICLE 1 INTERPRETATION

1.1	Definitions	2
1.2	Interpretation	2
1.3	Supplemental Subscription Receipt Agreement	3
1.4	Applicable Law	3

	ARTICLE 2 ASSUMPTION OF OBLIGATIONS

2.1	Assumption of Obligations	3

	ARTICLE 3 SUBSCRIPTION RECEIPT CERTIFICATES

3.1	Form of San Antonio Subscription Receipt Certificates	4
3.2	Signing of Subscription Receipt Certificates	5
3.3	Certification by Subscription Receipt Agent	5
3.4	Issue in Substitution for Lost Certificates, Etc.	5
3.5	Exchange of Subscription Receipt Certificates	6
3.6	No Charges for Exchange	6
3.7	No Legends	7
3.8	Deposit of San Antonio Subscription Receipts	7
3.9	Certificates	7
3.10	Sole Benefit of Parties and Subscription Receiptholders	7

	ARTICLE 4 AMENDMENTS TO THE SECOND SUBSCRIPTION RECEIPT AGREEMENTS

	ARTICLE 5 GENERAL

5.1	Second Subscription Receipt Agreement	9
5.2	Counterparts and Formal Date	9

SCHEDULE “A” FORM OF SUBSCRIPTION RECEIPT CERTIFICATE		A-1

SCHEDULE “B” FORM OF DECLARATION FOR REMOVAL OF LEGEND		B-1

FIRST SUPPLEMENTAL SUBSCRIPTION RECEIPT AGREEMENT

THIS AGREEMENT (the “Agreement”) dated as of the 3rd day of September, 2014.

AMONG:

SAN ANTONIO VENTURES INC., a corporation existing under the laws of the Province of British Columbia, Canada,

(the “Corporation”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada,

(the “Subscription Receipt Agent”)

WHEREAS on September 3, 2014, R2 Energy Ltd. (“R2”) and the Subscription Receipt Agent entered into a second subscription receipt agreement (the “Second Subscription Receipt Agreement”) whereby R2 issued 9,583,333 Second Subscription Receipts (as defined in the Second Subscription Receipt Agreement), with each Second Subscription Receipt representing the right to acquire one Unit (as defined in the Second Subscription Receipt Agreement);

AND WHEREAS on September 3, 2014, pursuant to an amalgamation agreement (the “Amalgamation Agreement”) dated August 1, 2014, R2 and 1837783 Alberta Ltd., a wholly-owned subsidiary of the Corporation, amalgamated under the Business Corporations Act (Alberta) (the “Transaction”).

AND WHEREAS pursuant to the Transaction, R2 became a wholly-owned subsidiary of the Corporation and the Second Subscription Receipts are hereby being exchanged to San Antonio Subscription Receipts which entitle the holders thereof to one San Antonio Unit (as defined in the Second Subscription Agreement) on the conversion of such San Antonio Subscription Receipts in lieu of one Unit of R2 issuable on the conversion of the Second Subscription Receipts.

AND WHEREAS pursuant to Section 9.2 of the Second Subscription Receipt Agreement, in the case of the amalgamation, consolidation, merger or transfer of the undertaking or assets of R2 as an entirety or substantially as an entirety to another person, the successor entity resulting from the amalgamation, consolidation, merger or transfer shall be bound by the provisions of the Second Subscription Receipt Agreement and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in the Second Subscription Receipt Agreement to be performed by R2 and the successor entity shall by supplemental agreement satisfactory in form to the Subscription Receipt Agent and executed and delivered to the Subscription Receipt Agent, expressly assume those obligations;

AND WHEREAS the holders of the Second Subscription Receipts waived any entitlement to certificates representing the Second Subscription Receipts held by them, pending completion of the Transaction and execution and delivery of this Agreement;

AND WHEREAS this Agreement has been executed by the parties hereto as a supplement to the Second Subscription Receipt Agreement in order for the Corporation to assume the obligations and covenants of R2 under the Second Subscription Receipt Agreement and to provide for the issue and delivery of certificates representing the San Antonio Subscription Receipts;

AND WHEREAS the foregoing recitals are made as representations by the Corporation and not by the Subscription Receipt Agent;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given, the receipt and sufficiency of which are hereby acknowledged, by each of the Corporation and the Subscription Receipt Agent, the Corporation and the Subscription Receipt Agent hereby covenant, agree and declare as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, all terms contained herein which are defined in the Second Subscription Receipt Agreement, as supplemented hereby, shall, for all purposes hereof, have the meanings given to such terms in the Second Subscription Receipt Agreement, as supplemented hereby, unless the context otherwise specifies or requires, except that in this Agreement “Subscription Receipt Certificate” means a certificate representing one or more San Antonio Subscription Receipts substantially in the form of the certificate attached hereto as Schedule “A”.

1.2

Interpretation

(a)

Words Importing the Singular: Words importing the singular include the plural and vice versa and words importing a particular gender or neuter include both genders and neuter.

(b)

Interpretation Not Affected by Headings, Etc.: The division of this Agreement into articles, sections, subsections, paragraphs, subparagraphs, clauses and subclauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(c)

Day Not a Business Day: Unless otherwise indicated, if the day on or before which any action which would otherwise be required to be taken hereunder is not a Business Day that action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

(d)

Time of the Essence: Time will be of the essence in all respects in this Agreement and the Subscription Receipt Certificates.

(e)

Currency: Except as otherwise stated, all dollar amounts herein and in the Subscription Receipt Certificates are expressed in Canadian dollars.

(f)

Severability:  In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof, all of which shall remain in full force and effect.

(g)

Conflict: In the event of a conflict or inconsistency between a provision in this Agreement and the Subscription Receipt Certificates issued hereunder, the relevant provision of this Agreement shall prevail to the extent of the inconsistency.

1.3

Supplemental Subscription Receipt Agreement

(a)

This Agreement is supplemental to the Second Subscription Receipt Agreement and the Second Subscription Receipt Agreement shall henceforth be read in conjunction with this Agreement and all the provisions of the Second Subscription Receipt Agreement, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Second Subscription Receipt Agreement and of this Agreement were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Second Subscription Receipt Agreement.

(b)

On and after the date hereof, each reference to the Second Subscription Receipt Agreement, as amended by this Agreement, “this Agreement”, “herein”, “hereby”, and similar references, and each reference to the Second Subscription Receipt Agreement in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Second Subscription Receipt Agreement as amended hereby.  Except as specifically amended by this Agreement, all other terms and conditions of the Second Subscription Receipt Agreement shall remain unchanged and in full force and effect.

1.4

Applicable Law

This Agreement and the Subscription Receipt Certificates will be construed and enforced in accordance with the laws prevailing in the Province of British Columbia and the federal laws of Canada applicable therein and will be treated in all respects as British Columbia contracts.

ARTICLE 2
ASSUMPTION OF OBLIGATIONS

2.1

Assumption of Obligations

(a)

In accordance with Section 9.2 of the Second Subscription Receipt Agreement, San Antonio hereby agrees to be bound by the provisions of the Second Subscription Receipt Agreement and all obligations for the due and punctual performance of each and every covenant and obligation contained in the Second Subscription Receipt Agreement to be performed by R2 is hereby expressly agreed to by the Corporation.

(b)

Pursuant to the terms of the Amalgamation Agreement and Section 2.1(e) of the Second Subscription Receipt Agreement, each Second Subscription Receipt is hereby exchanged for a San Antonio Subscription Receipt to be issued by San Antonio.

(c)

Each San Antonio Subscription Receipt shall entitle the holder thereof, upon the conversion thereof in accordance with the terms of the Second Subscription Receipt Agreement and this Agreement, and without payment of any additional consideration, to be issued one San Antonio Unit.

(d)

For greater certainty, where the context requires to give effect to Section 2.1(b) and Section 2.1(c) hereof, references in the Second Subscription Receipt Agreement to “Second Subscription Receipts” shall be read as references to “San Antonio Subscription Receipts” and references to “Units”, “Unit Shares” and “Warrants” shall be read as references to “San Antonio Units”, “San Antonio Unit Shares” and “San Antonio Warrants”, respectively.

ARTICLE 3
SUBSCRIPTION RECEIPT CERTIFICATES

3.1

Form of San Antonio Subscription Receipt Certificates

(a)

Form: As soon as practicable after the date hereof, Subscription Receipt Certificates shall be executed by the Corporation and, in accordance with a Written Direction of the Corporation, certified by or on behalf of the Subscription Receipt Agent and delivered by the Corporation in accordance with Section 3.2 and Section 3.3. The Subscription Receipt Certificates shall be substantially in the form attached as  hereto, subject to the provisions of this Agreement, with such variations and changes as may from time to time be agreed upon by the Subscription Receipt Agent and the Corporation, and the Subscription Receipt Certificates shall be dated as of the closing date of the Transaction (regardless of their actual dates of issue), and shall have such distinguishing letters and numbers as the Corporation may, with the approval of the Subscription Receipt Agent, prescribe.

(b)

Production: The Subscription Receipt Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Corporation may determine.

(c)

Canadian Legends: Subscription Receipt Certificates issued, as well as all certificates issued in exchange for or in substitution of such Subscription Receipt Certificates, shall not bear any legends or be deemed to bear any legends under Canadian securities laws.

(d)

United States Legends: Subscription Receipt Certificates originally issued pursuant to Section 4(a)(2) of the U.S. Securities Act and/or Regulation D thereunder, as well as all certificates issued in exchange for or in substitution of such certificates representing Second Subscription Receipts, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”).  THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, OR (C) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS, AFTER THE HOLDER HAS FURNISHED TO THE ISSUER AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING, OR OTHER EVIDENCE, IN EITHER CASE REASONABLY SATISFACTORY TO THE ISSUER.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

3.2

Signing of Subscription Receipt Certificates

(a)

Signing Officers: The Subscription Receipt Certificates shall be signed by any one officer of the Corporation or any one Director or by any other individual to whom such signing authority is delegated by the Directors from time to time.

(b)

Signatures: The signature of the individual referred to in Section 3.2(a) hereof may be a manual signature, electronic engraved, lithographed or printed in facsimile and Subscription Receipt Certificates bearing such facsimile or electronic signature will, subject to Section 3.3 hereof, be binding on the Corporation as if they had been manually signed by such officer of the Corporation or Director.

(c)

No Longer Officer: Notwithstanding that any individual whose manual or facsimile signature appears on a Subscription Receipt Certificate as one of the officers of the Corporation or Directors referred to in Section 3.2(a) hereof no longer holds the same or any other office with, or is no longer a Director of, the Corporation, at the date of issue of any Subscription Receipt Certificate or at the date of certification or delivery thereof, such Subscription Receipt Certificate will, subject to Section 3.3 hereof, be valid and binding on the Corporation.

3.3

Certification by Subscription Receipt Agent

(a)

Certification: No Subscription Receipt Certificate, if issued, will be valid or entitle the holder to the benefits hereof until it has been certified by manual signature by or on behalf of the Subscription Receipt Agent substantially in the form of the certificate attached hereto as  or in such other form as may be approved by the Subscription Receipt Agent and the Corporation. The certification by the Subscription Receipt Agent on a Subscription Receipt Certificate will be conclusive evidence as against the Corporation that such Subscription Receipt Certificate has been issued hereunder and that the holder thereof is entitled to the benefits hereof.

(b)

Certification No Representation: The certification by the Subscription Receipt Agent on any Subscription Receipt Certificate issued hereunder will not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or such Subscription Receipt Certificate (except the due certification thereof) or as to the performance by the Corporation of the obligations thereof under this Agreement and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of any Subscription Receipt Certificate or of the consideration therefor, except as otherwise specified herein.

3.4

Issue in Substitution for Lost Certificates, Etc.

(a)

Substitution: If any Subscription Receipt Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable law and to Section 3.4(b) hereof, will issue, and thereupon the Subscription Receipt Agent will certify and deliver, a new Subscription Receipt Certificate of like tenor and bearing the same legends as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of such mutilated certificate or in lieu of and in substitution for such lost, destroyed or stolen certificate.

(b)

Cost of Substitution: The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 3.4 shall bear the reasonable cost of the issue thereof and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof:

(i)

furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate to be replaced as is satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion, acting reasonably;

(ii)

if so requested, furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion, acting reasonably; and

(iii)

pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.

3.5

Exchange of Subscription Receipt Certificates

(a)

Exchange: One or more Subscription Receipt Certificates may at any time prior to the close of business on the Second Release Date, on compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for one or more Subscription Receipt Certificates of different denominations representing in the aggregate the same number of San Antonio Subscription Receipts and registered in the same name as the Subscription Receipt Certificate or Subscription Receipt Certificates being exchanged.

(b)

Place of Exchange: Subscription Receipt Certificates may be exchanged only at the principal office in Vancouver, British Columbia of the Subscription Receipt Agent or at any other place designated by the Corporation with the approval of the Subscription Receipt Agent.

(c)

Cancellation: Any Subscription Receipt Certificate tendered for exchange pursuant to this Section 3.5 shall be surrendered to the Subscription Receipt Agent and cancelled.

(d)

Execution: The Corporation will sign all Subscription Receipt Certificates in accordance with Section 3.2 hereof as necessary to carry out exchanges pursuant to this Section 3.5 and such Subscription Receipt Certificate will be certified by the Subscription Receipt Agent.

(e)

Subscription Receipt Certificates: Subscription Receipt Certificates exchanged for Subscription Receipt Certificates that bear the legends set forth in Section 3.1(d) hereof shall bear the same legends, as applicable.

3.6

No Charges for Exchange

No charge will be levied on a presenter of a Subscription Receipt Certificate pursuant to this Agreement for the exchange of any Subscription Receipt Certificate.

3.7

No Canadian Legends

The San Antonio Unit Shares and San Antonio Warrants issued upon the conversion of the San Antonio Subscription Receipts shall not contain any legends or restrictions under Canadian securities laws.

3.8

U.S. Legends

The San Antonio Unit Shares and San Antonio Warrants issued upon the conversion of the San Antonio Subscription Receipts will continue to be subject to the legend requirements set out in Section 4.5(c) and Section 4.5(d) of the Second Subscription Receipt Agreement.

3.9

Deposit of San Antonio Subscription Receipts

The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Subscription Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipt Certificates held by them, for which certificates the Subscription Receipt Agent will issue receipts.

3.10

Certificates Executed by Predecessor Subscription Receipt Agent

A Subscription Receipt Certificate certified but not delivered by a predecessor Subscription Receipt Agent may be delivered by the new or successor subscription receipt agent in the name of the predecessor Subscription Receipt Agent or successor subscription receipt agent. In case at any time any of the Subscription Receipt Certificates have not been countersigned, a Subscription Receipt Certificate may be countersigned either in the name of the predecessor Subscription Receipt Agent or successor subscription receipt agent, and in all such cases such Subscription Receipt Certificates will have the full force provided in the Subscription Receipt Certificates and in this Agreement.

3.11

Sole Benefit of Parties and Subscription Receiptholders

Nothing in this Agreement or the Subscription Receipt Certificates, expressed or implied, will give or be construed to give to any Person other than the parties hereto and the Subscription Receiptholders, as the case may be, any legal or equitable right, remedy or claim under this Agreement or the Subscription Receipt Certificates, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Subscription Receiptholders.

ARTICLE 4
AMENDMENTS TO THE SECOND SUBSCRIPTION RECEIPT AGREEMENT

(a)

Section 11.1(a) in the Second Subscription Receipt Agreement is hereby deleted in its entirety and replaced with the following:

“11.1

Notice to the Corporation and Subscription Receipt Agent

(a)

Corporation: Unless herein otherwise expressly provided, a notice to be given hereunder to the Corporation or the Subscription Receipt Agent will be validly given if delivered or if sent by registered letter, postage prepaid, or if sent by facsimile transmission (if receipt of such transmission is confirmed):

(i)

if to the Corporation:

San Antonio Ventures Inc.

[15567 Marine Drive

White Rock, BC  V4B 1C9]

Facsimile:

[(604) 609-6145

Attention:

Gord Keep]

with a copy to:

Cassels, Brock & Blackwell LLP

Suite 2200, 885 West Georgia Street

Vancouver, BC   V6C 3E8

Facsimile:

(604) 691-6120

Attention:

Jennifer Traub

(i)

if to the Subscription Receipt Agent:

Computershare Trust Company of Canada

3rd Floor, 510 Burrard Street

Vancouver, BC   V6C 3B9

Email:

Corporatetrust.vancouver@computershare.com

Attention:

General Manager, Corporate Trust

and any such notice delivered or sent in accordance with the foregoing prior to 3 p.m. (Vancouver time) on a Business Day will be deemed to have been received on the date of delivery or facsimile transmission or, if mailed, on the second Business Day following the day of the mailing of the notice. The original of any document sent by facsimile transmission to the Subscription Receipt Agent shall be subsequently mailed to the Subscription Receipt Agent.”

ARTICLE 5
COVENANTS

5.1

General Covenants

The Corporation covenants with the Subscription Receipt Agent and the Subscription Receiptholders, that so long as any Subscription Receipts remain outstanding:

(a)

Listing:  The Corporation will use its commercially reasonable efforts to at all times maintain the listing of the Common Shares on the Stock Exchange.

(b)

SEC Matters: The Corporation confirms that as at the date hereof it does not have a class of securities registered pursuant to Section 12 of the Exchange Act or a reporting obligation pursuant to Section 15(d) of the Exchange Act.  The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the Exchange Act, (ii) the Corporation shall incur a reporting obligation pursuant to Section 15(d) of the Exchange Act, or (iii) any such registration or reporting obligation shall be terminated by the Corporation in accordance with the Exchange Act, the Corporation shall promptly deliver to the Subscription Receipt Agent an officers’ certificate (in a form provided by the Subscription Receipt Agent) notifying the Subscription Receipt Agent of such registration or termination and such other information as the Subscription Receipt Agent may reasonably require at the time.  The Corporation acknowledges that the Subscription Receipt Agent is relying upon the foregoing representation and covenants in order to meet certain obligations of the Subscription Receipt Agent with respect to those clients of the Subscription Receipt Agent that are required to file reports with the SEC under the Exchange Act.

(c)

Reporting Issuer:  The Corporation will make all requisite filings, including filings under appropriate securities commissions to remain a reporting issuer in each of the provinces and territories of Canada in which it is currently a reporting issuer, or the equivalent thereof.

(d)

General Performance: Generally, the Corporation will perform and carry out all acts and things to be done by it as provided in the Second Subscription Receipt Agreement and this Agreement or in order to consummate the transactions contemplated hereby.

5.2

Determination by Corporation’s Auditors

In the event of any question arising with respect to any adjustments to the San Antonio Shares, such question shall, absent manifest error, be conclusively determined by the Corporation’s auditors, who shall have access to all necessary records of the Corporation, and such determination shall, absent manifest error, be binding upon the Corporation and the Subscription Receipt Agent, all Subscription Receiptholders and all other persons interested therein.

5.3

Proceedings Prior to Any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in the number of San Antonio Unit Shares and San Antonio Warrants issuable upon conversion of the San Antonio Subscription Receipts, the Corporation shall take any corporate action which may, in the opinion of Counsel to the Corporation (acting reasonably), be necessary to ensure that the Corporation has sufficient authorized capital and that the Corporation may validly and legally issue, as fully paid and non-assessable shares, all of the shares which the holders of such San Antonio Subscription Receipts are entitled to receive on the conversion of the San Antonio Subscription Receipts, in accordance with the provisions of this Agreement.

5.4

Action Requiring Adjustment

In case the Corporation, after the date hereof, shall take any action affecting the San Antonio Unit Shares and San Antonio Warrants, other than the actions described in this Article 5 of the Second Subscription affect the rights of the Second Subscription Receiptholders, then the number of San Antonio Unit Shares and San Antonio Warrants which are to be received upon the conversion of the San Antonio Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Corporation may, in their discretion, reasonably determine to be equitable to the Subscription Receiptholders in such circumstances.

5.5

Certificate of Adjustment

The Corporation shall, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Article 5 of the Second Subscription Receipt Agreement, deliver a certificate of the Corporation to the Subscription Receipt Agent specifying the nature of the event requiring such adjustment or readjustment and the amount of the adjustment or readjustment necessitated thereby and setting out in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Corporation’s auditors verifying such calculation.

ARTICLE 6
General

6.1

Second Subscription Receipt Agreement

The Second Subscription Receipt Agreement shall be and continue to be in full force and effect, unamended, except as provided herein, and the Corporation hereby confirms the Second Subscription Receipt Agreement in all other respects.

6.2

Counterparts and Formal Date

This Agreement may be executed in several counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to be dated as of the date of this Agreement.

Remainder of page left intentionally blank.

IN WITNESS WHEREOF the parties hereto have executed this Subscription Receipt Agreement as of the day and year first above written.

SAN ANTONIO VENTURES INC.

Per:	s/s “Christopher Dyakowski”
Name: Christopher Dyakowski
Title: President and Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	s/s “Jennifer Wong”
Name: Jennifer Wong
Title: Corporate Trust Officer

Per:	s/s “Nicole Clement”
Name: Nicole Clement
Title: General Manager

SCHEDULE “A”

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

[Certificates required to bear the legend set forth in Section 2.3(f) of the Second Subscription Receipt Agreement shall bear the following additional legend:]

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”).  THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, OR (C) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS, AFTER THE HOLDER HAS FURNISHED TO THE ISSUER AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING, OR OTHER EVIDENCE, IN EITHER CASE REASONABLY SATISFACTORY TO THE ISSUER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

Certificate Number:	Number of San Antonio Subscription Receipts

SUBSCRIPTION RECEIPTS

SAN ANTONIO VENTURES INC.
(a corporation existing under the laws of the Province of British Columbia)

THIS IS TO CERTIFY THAT, for value received, (the “holder”) is the registered holder of the number of subscription receipts (“San Antonio Subscription Receipts”) specified above of San Antonio Ventures Inc. (the “Corporation”) and is thereby entitled, without payment of any additional consideration, to be issued, immediately after the Second Release Time (as defined in the Second Subscription Receipt Agreement hereinafter referred to) one unit (each a “San Antonio Unit”) of the Corporation in respect of each San Antonio Subscription Receipt held.  Each San Antonio Unit will consist of two fully paid and non-assessable common shares in the capital of the Corporation (each a “San Antonio Share”) and two common share purchase warrants of the Corporation (each a “San Antonio Warrant”).  Each San Antonio Warrant shall entitle the holder thereof to acquire one common share of San Antonio at a price of C$0.25 per share until July 31, 2019.

This Subscription Receipt Certificate represents San Antonio Subscription Receipts of the Corporation issued under the provisions of a first supplemental subscription receipt agreement dated September 3, 2014, between the Corporation and Computershare Trust Company of Canada (the “Subscription Receipt Agent”), which agreement supplements a second subscription receipt agreement dated September 3, 2014 between R2 Energy Ltd. and the Subscription Receipt Agent (which agreements, together with all instruments supplemental or ancillary thereto, are herein referred to as the “Second Subscription Receipt Agreement”).  Reference is hereby made for particulars of the rights of the holders of the San Antonio Subscription Receipts, the Corporation and the Subscription Receipt Agent in respect thereof and of the terms and conditions upon which the San Antonio Subscription Receipts are issued and held, all to the same effect as if the provisions of the Second Subscription Receipt Agreement were herein set forth in full, and to all of which the holder, by acceptance hereof, assents. In the event of a conflict between the provisions of this Subscription Receipt Certificate and the Second Subscription Receipt Agreement, the terms of the Second Subscription Receipt Agreement shall govern. All capitalized terms used but not defined in this Subscription Receipt Certificate shall have the meaning ascribed thereto in the Second Subscription Receipt Agreement. The Corporation will furnish to the holder, on request, a copy of the Second Subscription Receipt Agreement.

The San Antonio Subscription Receipts represented by this Subscription Receipt Certificate will automatically convert into San Antonio Units by the Subscription Receipt Agent for and on behalf of the holder upon satisfaction of the Second Release Condition and the holder will be a holder of the San Antonio Units issuable on the conversion of such San Antonio Subscription Receipts without the taking of any further action by the holder or additional consideration. For greater certainty, the San Antonio Subscription Receipts represented by this certificate may not be converted by the holder and may only be converted pursuant to the foregoing automatic conversion.

Pursuant to the Second Subscription Receipt Agreement, the Second Release Date is the date, or the Business Day following such date, on which the Subscription Receipt Agent receives the Second Release Notice in the form required under the Second Subscription Receipt Agreement, which notice will inform the Subscription Receipt Agent of the satisfaction of the Second Release Condition, and will advise the Subscription Receipt Agent of the conversion of the San Antonio Subscription Receipts into San Antonio Units and will instruct the Subscription Receipt Agent to pay the Escrowed Funds in accordance with the Second Subscription Receipt Agreement.

In the event that (i) the Second Release Notice is not delivered to the Subscription Receipt Agent prior to the Second Release Deadline, or (ii) a Termination Notice is delivered to the Subscription Receipt Agent by the Corporation, all of the San Antonio Subscription Receipts shall, without any action on the part of the holders thereof (including the surrender of Subscription Receipt Certificates), be cancelled by the Subscription Receipt Agent. In such event, the holder will be entitled to receive, and the Subscription Receipt Agent and the Corporation shall pay to the holder, the aggregate amount of C$0.15 per San Antonio Subscription Receipt (together with the interest earned thereon less any withholding tax required to be withheld in respect thereof), all as more particularly set out in the Second Subscription Receipt Agreement.

The holder of this San Antonio Subscription Receipt is cautioned that in the event that the San Antonio Subscription Receipts are deemed to be cancelled, a cheque will be mailed or delivered to the latest address of record of the registered holder.

On and after the date of conversion of the San Antonio Subscription Receipts represented by this Subscription Receipt Certificate, the holder will have no rights hereunder except to the San Antonio Units issued to such holder.

No San Antonio Units will be issued pursuant to the conversion of any San Antonio Subscription Receipt if the issue of such security would constitute a violation of the securities laws of any applicable jurisdiction.

The Second Subscription Receipt Agreement contains provisions making binding on all holders of San Antonio Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by holders of a specified majority of all outstanding San Antonio Subscription Receipts.

The San Antonio Subscription Receipts represented by this Subscription Receipt Certificate are non-transferrable, other than with the consent of the Corporation.

The holding of this Subscription Receipt Certificate will not constitute the holder a shareholder of the Corporation or entitle such holder to any right or interest in respect thereof except as otherwise provided in the Second Subscription Receipt Agreement.

This Subscription Receipt Certificate will not be valid for any purpose until it has been certified by or on behalf of the Subscription Receipt Agent for the time being under the Second Subscription Receipt Agreement.

Time is of the essence hereof.

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IN WITNESS WHEREOF THE CORPORATION has caused this Subscription Receipt Certificate to be signed by its officers or other individuals duly authorized in that behalf as of the 3rd day of September, 2014.

SAN ANTONIO VENTURES INC.

Per:
Authorized Signing Officer

This Subscription Receipt Certificate is one of the Subscription Receipt Certificates referred to in the Second Subscription Receipt Agreement.

Countersigned this 3rd day of September, 2014.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Authorized Signing Officer

SCHEDULE “B”

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:

San Antonio Ventures Inc.

AND TO:

Computershare Trust Company of Canada

The undersigned (A) acknowledges that the sale of ___________ subscription receipts of San Antonio Ventures Inc. (the “Corporation”) to which this declaration relates, represented by certificate no._______________, is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that: (1) the undersigned is not an “affiliate” (as that term is defined in Rule 405 under the U.S. Securities Act) of the Corporation; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the TSX Venture Exchange or any other designated offshore securities market as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

DATED this                                , 20     .

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Signature of individual (if Holder is an individual)
X
Authorized signatory (if Holder is not an individual)

Name of Holder (please print)

Name of authorized signatory (please print)

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